Re: Onto Innovation Inc.

Application for Withdrawal of Registration Statement on Form S-3

File No. 333-291695

November 26, 2025

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Onto Innovation Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-291695), originally filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2025 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Company has refiled the Registration Statement with the code “S-3ASR.” The Company confirms that no securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Jonathan Ozner of Simpson Thacher & Bartlett LLP at (212) 455-2632 or jozner@stblaw.com.

Very truly yours,

ONTO INNOVATION INC.

/s/ Yoon Ah Oh
By:	Yoon Ah Oh
Title:	Senior Vice President, General Counsel and Corporate Secretary